June 18, 2009

Ms. Kristin Lochhead

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re: Cummins Inc.

       Form 10-K for the Year Ended December 31, 2008

       Filed February 27, 2009

       File No. 001-04949

Dear Ms. Lochhead:

This letter confirms our conversation on Tuesday, June 16, 2009, in which we agreed to include reconciliations to the most comparable GAAP measure for all non-GAAP measures included in future  releases filed on Form 8-K.  Non-GAAP measures include Earnings Before Interest and Taxes and “Net Income Attributable to Cummins Inc. Excluding Restructuring Charges”.

We understand that you have no further comments related to your review of our Form 10-K for the year ended December 31, 2008 and that you will issue a letter confirming so shortly.

Finally, we acknowledge:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact me at (812) 377-3411.

Sincerely,

/s/ Marsha L. Hunt

Marsha L. Hunt

Vice President and Corporate Controller

cc    Theodore M. Solso, Chairman and Chief Executive Officer

        Patrick Ward, Vice President and Chief Financial Officer

  Robert J. Darnall, Chairman of the Audit Committee of the Board of Directors